Exhibit 4.18

Execution Version

Separation Agreement

By and between Therapix Biosciences Ltd., 4 Ariel Sharon, Hashachar Tower, Givatayim, Israel (the “Company”), and Josh Blacher, [*] (the “Employee”), dated this 19th day of December, 2017.

Whereas the Company and the Employee are parties to an Employment Agreement, dated May 2, 2017 (as amended) (the “Employment Agreement”); and

Whereas the parties have mutually agreed to part ways and disconnect Employer-Employee relationship in an orderly and agreed upon manner; and

Whereas certain disagreements have arisen between the parties concerning the provisions of the Employment Agreement; and

Whereas the parties hereto wish to settle the aforementioned disagreements amicably.

Therefore it is hereby agreed by the parties as follows:

1.	Resignation: Immediately after the mutual execution hereof (the “Execution Date”), the Employee will submit his written resignation as Chief Financial Officer of the Company. It is understood that following mutual discussions and agreement between the Company and Employee, it was agreed that the Employee would submit such a letter. The language of any public notice issued by the Company concerning the resignation of the Employee will be coordinated, to the maximum extent possible under applicable law, with the Employee.

2.	Discontinue of Employer-Employee relationship: For the avoidance of doubt, Employer-Employee relationship shall disconnect on the Execution Date. Employee will return to the Company, as soon as practical, but in any event not later than the day of the abovementioned public notice, any and all documents and materials pertaining to his work with the Company, and any property of the Company that he may have in his possession.

3.	Salary: The Company will pay Employee the full amount equivalent to three monthly salaries inclusive of all benefits, as though he were to continue to be employed under the Employment Agreement, through the end of the Notice Period, which is three months following the Execution Date (the “Notice Amount”) in one lump sum payment not later than January 10, 2018. Any required taxes will be deducted, as required by law.

4.	Bonus: The Employee shall receive two-month of salary in the form of a bonus (“Bonus”). Such Bonus amount will be paid as soon as practical, but in any event not later than February 19, 2018. Of the Bonus amounts, tax will be deducted as required by law.

5.	Options: Upon the Execution Date, all of the Employee’s 47,500 stock options that have already been granted to the Employee shall be deemed fully vested (the “Stock Options”). For the avoidance of doubt, the Employee’s Stock Options may be exercised within a period of ninety (90) days, which is June 19, 2018.

Execution Version

6.	Mutual non-disparagement: The Company will not disparage the Employee or his performance or otherwise take any action that could reasonably be expected to adversely affect the Employee’s personal or professional reputation. Similarly, the Employee will not disparage the Company or any of its directors, officers, or employees or otherwise take any action that could reasonably be expected to adversely affect the personal or professional reputation of the Company or any of its directors, officers, or employees. Nothing herein is to be construed as attempting to impede either party’s obligation, as applicable, to respond to inquiries required by law.

7.	Continued Obligations: Nothing herein is intended to derogate from the Employee’s obligations under his Employment Agreement, including with respect to non-competition and/or confidentiality, as set forth in the Employment Agreement.

8.	Mutual Waiver: Other than with respect to the transactions contemplated herein, this agreement constitutes a waiver of any claim(s) that either party might have, as of the date hereof, against the other party.

9.	Further Waiver and Indemnification by Employee: Employee agrees and undertakes that the above payments constitute the full, appropriate and sole consideration for any claims or demands he might have against the Company with respect to his employment period with the Company; Employee acknowledges and declares, that apart from the aforesaid, he will not be entitled to any additional consideration or compensation in connection with the period of his employment with the Company, and; Employee hereby waives all claims, demands or rights against the Company. Employee will hold the Company and any of its directors, officers, employees and service providers harmless of any damage or liability, relating to any payment or compensation component that a competent court of law may determine in the future Employee was entitled to under his Employment Agreement and/or during his employment period with the Company. The Employee undertakes to indemnify each of the above mentioned in respect of any amount that any of them will be found to be required to pay to Employee relating to any such claims, demands or rights or lawsuit initiated by him (and/or any one in his stead, in his name or on his behalf). Nothing in this section or the preceding section is intended to derogate from the Employee’s rights as an option holder or, as applicable, as a shareholder.

10.	THE TERMS OF THIS AGREEMENT ARE AGREED TO IN ALL RESPECTS:

In witness whereof, the parties have each set their hand upon this agreement as a binding document, as of the date first written above.

/s/ Ascher Shmulewitz	/s/ Josh Blacher
Therapix Biosciences Ltd.	Josh Blacher